No Act

P.E. 1/31/14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


14005532

Received SEC
MAR 06 2014
Washington, DC 20549

March 6, 2014

William A. Smith II
Reliance Steel & Aluminum Co.
will.smith@rsac.com

Act: 1934
Section:
Rule: 14a-8 (DVS)
Public
Availability: 3-6-14

Re: Reliance Steel & Aluminum Co.
Incoming letter dated January 31, 2014

Dear Mr. Smith:

This is in response to your letter dated January 31, 2014 concerning the shareholder proposal submitted to Reliance by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Reliance Steel & Aluminum Co.
Incoming letter dated January 31, 2014

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes. The proposal also describes when the bylaw would, and would not, apply.

There appears to be some basis for your view that Reliance may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain when the requested bylaw would apply. In this regard, we note that the proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes." Accordingly, we will not recommend enforcement action to the Commission if Reliance omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Reliance relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 31, 2014

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Reliance Steel & Aluminum Co. Shareholder Proposal from John Chevedden

Ladies and Gentlemen:

This letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") that Reliance Steel & Aluminum Co. (the "Company") intends to exclude from its proxy materials for its 2014 annual meeting of shareholders (the "2014 proxy materials") a shareholder proposal and statement in support thereof (the "Proposal") submitted by John Chevedden (the "Proponent"). We also request confirmation that the Commission staff will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2014 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2014 proxy materials with the Commission on or after April 10, 2014.

350 South Grand Avenue, Suite 5100 | Los Angeles, CA 90071 | Phone: 213-687-7700 | Fax: 213-687-8792 | www.rsac.com

THE PROPOSAL

The Proposal provides as follows:

> **"Confidential Voting**
>
> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under NYSE rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes."

BASIS FOR EXCLUSION

We request that the staff concur that the Company may exclude the Proposal pursuant to:

- Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate California law;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and false and misleading in violation of Rule 14a-9; and
- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

ANALYSIS

I. The Proposal may be excluded under Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate California law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials where "the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." The Proposal, if implemented, would violate California law to which the Company is subject.

Pursuant to California law, a board of directors has ultimate responsibility for managing the business and affairs of a company. *See* Cal. Corp. Code § 300(a). California law imposes on directors fiduciary duties in discharging those responsibilities, including a duty to consider, and a corresponding entitlement to rely on, information that is relevant under the circumstances:

> "A director shall perform the duties of a director, including duties as a member of any committee of the board upon which the director may serve, in good faith, in a manner such director believes to be in the best interests of the corporation and its shareholders and with such care, *including reasonable inquiry*, as an *ordinarily prudent person in a like position would use under similar circumstances....* In performing the duties of a director, *a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by*...counsel, independent accountants *or other persons as to matters which the director believes to be within such person's professional or expert competence*...so long as, in any such case, the director acts in good faith, after reasonable inquiry when the need therefor is indicated by the circumstances and without knowledge that would cause such reliance to be unwarranted." Cal. Corp. Code § 309 (emphasis added).

The Proposal, however, is broadly worded and would have the effect of categorically depriving directors of information that they may be obligated to review or on which they are entitled to rely in exercising their duties under California law. Proxy solicitation firms, as well as others, routinely provide companies and their directors information about shareholder voting during a proxy solicitation. This information can include data regarding how many votes have been cast, which shareholders have cast votes and the status of the preliminary vote total. This preliminary voting information can inform companies and their directors regarding whether, and how, to communicate with shareholders, including whether to distribute supplemental proxy materials. Thus, rather than an anonymous, one-time decision on the part of the voter (as is common in elections for government offices), corporate proxy voting is more akin to an ongoing conversation between the company and its shareholders. Indeed, the Commission itself has recognized the importance of such communications between companies and their shareholders, stating "[t]he...communication between a Board and the company's shareholders may lead to enhanced transparency into the board's decision-making process, more effective monitoring of this process by shareholders, and, ultimately, a better decision-making process by the board." SEC Facilitating Shareholder Director Nominations, 17 C.F.R. §§ 200, 232, 240, 249 (2010), (available at http://www.sec.gov/rules/final/2010/33-9136.pdf) at 345.

The Proposal would deprive the Company's directors, in advance and without any exceptions, from having access to certain information, including information on which directors may be obligated to review or on which they are entitled to rely on in exercising their fiduciary duties under California law. This restriction would apply even in instances where the directors' fiduciary duties would require them to monitor such information in order to decide whether, and how, to communicate with shareholders on matters of critical importance to the company and its shareholders.

Limiting directors' access to information in this way, without regard to the situation and in disregard of their duties, is plainly inconsistent with California law. For the foregoing reasons, the Company believes that it may properly exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(2) because the Proposal would, if implemented, cause violations of California law.

II. The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite and is false and misleading.

A. The Proposal contains internal inconsistencies that are not resolved by the Proposal.

Pursuant to Rule 14a-8(i)(3), a shareholder proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The staff indicated in Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB No. 14B"), that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...." Additionally, the staff has said that a proposal is impermissibly vague and indefinite, and thus excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

The staff has consistently permitted the exclusion of proposals that are internally inconsistent such that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In *Bank of America Corp.* (Mar. 12, 2013), for example, the staff permitted exclusion of a proposal that requested formation of a committee to explore "extraordinary transactions that could enhance shareholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses." The company noted that the proponent's definition of an extraordinary transaction as one "for which stockholder approval is required under applicable law or stock exchange listing standard" was inconsistent with types of extraordinary transactions referenced in the proposal and the supporting statement. *See also Newell Rubbermaid Inc.* (Feb. 21, 2012) (permitting exclusion of a proposal that sought to permit shareholders to call special meetings, presented two different standards for determining the number of shareholders entitled to call special meetings, and failed to provide any guidance on how the ambiguity should be resolved); *SunTrust Banks, Inc.* (Dec. 31, 2008) (permitting exclusion of a proposal that sought to impose executive compensation limitations with no duration stated for the limitations, but where correspondence from the proponent indicated an intended duration); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal seeking to set formulas for short-and long-term incentive-based executive compensation where the methods of calculation were inconsistent with each other); *Safescript Pharmacies, Inc.* (Feb. 27, 2004) (permitting exclusion of a proposal that requested that all stock options granted by the company be expensed in accordance with Financial Accounting Standards Board ("FASB") guidelines, where the FASB standard provided for two different methods of expensing stock-based compensation and the proposal failed to provide any guidance).

Similar to the letters cited above, the Proposal contains various internal inconsistencies rendering it vague and indefinite, and therefore inherently misleading. For example, the Proposal states that "[t]his enhanced confidential voting requirement should apply to...votes mandated under NYSE rules [and] proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote." The Proposal also states that the "enhanced confidential voting requirement shall not apply to elections of directors." This second statement is in direct conflict with the first statement. The election of directors is a matter required to be put before shareholders for a vote pursuant to California law applicable to the Company, the Company's Bylaws and the listing standards of the NYSE on which the Company's stock is listed. Accordingly, because the election of directors is a matter required to be put to a shareholder vote, the Proposal would apply the requested confidential voting requirement to such a matter. However, the Proposal separately specifies that such a matter shall not be subject to the requested confidential voting requirement, rendering the Proposal internally inconsistent. Unfortunately, the Proposal makes no effort to attempt to resolve this inconsistency.

Moreover, the Proposal states that the "enhanced confidential voting requirement should apply to [] management-sponsored or Board-sponsored resolutions seeking approval of executive pay *or for other purposes*" (emphasis added), but also states, "[n]or shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, *or to conduct solicitations for other proper purposes*" (emphasis added). The Proposal contains no explanation or elaboration on what may make a solicitation "proper" for purposes of the second paragraph as opposed to a solicitation for any "other purpose" that is subject to the restrictions under the first paragraph. Thus, the Proposal expressly states both that the requested confidential voting requirement applies, and at the same time does not apply, to solicitations other than those specifically mentioned by the Proposal. This is yet another internal inconsistency that is not resolved by the Proposal.

B. The Proposal does not explain how the requested confidential voting requirement would operate with the proxy voting process.

The Proposal requires that, prior to the Company's annual meeting, the outcome of votes cast by proxy, including a running tally of votes cast for or against, "shall not be available to management." This prohibition is vague and misleading because neither shareholders nor the Company's board of directors would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

As part of the proxy voting process for public companies in the United States, Broadridge Financial Solutions, Inc., an agent for bank and broker-dealers, provides companies with a proxy that reflects the instructions received from beneficial owners of the companies' securities held by those institutions, as well as broker discretionary votes, if applicable. The information provided by Broadridge does not identify individual beneficial owners by name or by any other means, such as account number or address. It is unclear whether this aggregated information is the type of information that the Proposal seeks to prohibit from being made "available" to management prior to the meeting. This ambiguity presents significant uncertainty as to the Proposal's operation. If the information provided by Broadridge does fall within the Proposal's restrictions, it is unclear what the Company's response would be. The information provided by Broadridge is not provided at the request of the companies, nor do companies have any involvement in how the information is obtained or the timing of its submission to them. Accordingly, the Company has no control over whether such information would be made "available" in violation of the requested bylaw. Even if the Company were to designate a third party agent — such as a proxy solicitor or inspector of elections — to receive the voting information, it is unclear whether that would satisfy the Proposal's requirement that voting information "not be available to management." Because the Proposal does not elaborate on basic aspects of its implementation such as what it means for information to be "available," and because the Proposal does not address the complexities of the proxy voting process, shareholders and the Company are unable to determine with any reasonable certainty what the Proposal requires and likely would have widely differing views on what actions would be sufficient to implement the Proposal.

C. *The Proposal relies on external standards that are not defined in the Proposal.*

The staff has also permitted exclusion of proposals that, like the Proposal, define a material element by reference to an external source. *See, e.g., Clorox* (Aug. 13, 2012) (permitting exclusion of proposal requesting that board chairman be independent as defined by the NYSE, with no explanation of the NYSE standard); *Citigroup Inc.* (Mar. 12, 2012) (permitting exclusion of a proposal where "extraordinary transaction" was defined by reference to applicable law or the stock exchange listing standard and the proposal included inconsistent language); *Dell Inc.* (Mar. 30, 2012) (permitting exclusion of a proposal that referenced "SEC Rule 14a-8(b) eligibility requirements" without explanation or definition); *The Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal that referenced "executive pay rights" without sufficiently explaining the meaning of the phrase).

The Proposal would apply the requested confidential voting requirement to all "votes mandated under NYSE rules" and "proposals required by law," which covers an extraordinary range of possible topics. Shareholders reading the Proposal would have insufficient information to determine which votes are intended to be covered by the Proposal. For example, the Company's shareholders would not necessarily anticipate that the Proposal would cover proposals on topics such as mergers, certain stock issuances, certain charter amendments and transfer of domicile, which are required to be voted on by the Company's shareholders under California law and the listing standards of the NYSE. Accordingly, the Company's shareholders voting on the Proposal would be unable to determine with any reasonable certainty what actions or measures the Proposal requires.

III. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

A. The Proposal seeks to interfere with the shareholder meeting process by restricting company communications with shareholders.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials that "deals with a matter relating to the company's ordinary business operations." The term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission stated that the policy underlying the ordinary business exclusion is based on two considerations. The first consideration is whether "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is whether a proposal seeks to "micromanage" a company by probing too deeply into matters upon which shareholders would not be in a position to make an informed judgment. *Id.* The Proposal would violate both of these principles.

First, the Proposal seeks to inhibit the Company's ability to engage in communications with its shareholders during a proxy solicitation. One of the fundamental responsibilities of a company's management and its board of directors is to communicate with its shareholders when soliciting their vote on a proposal. This Proposal seeks to limit the ability of management and the Board to communicate with its shareholders during the proxy solicitation process. Communications with shareholders, including the decision to communicate with shareholders, is an ordinary business matter.

Second, the Proposal asks shareholders to vote on internal voting issues upon which they cannot reasonably be expected to make informed judgments. As discussed above, the Proposal asks shareholders to vote for a proposal that would prohibit the Company's management and its Board of Directors from having information about "votes cast by proxy on uncontested matters" including a "running tally" for three categories of "uncontested matters" – the definitions of which are, as explained above, undefined, vague, and internally inconsistent. The Proposal is broadly worded so as to restrict some of the most basic and routine forms of communications between the Company and its shareholders prior to an annual meeting. The Proposal seeks to impermissibly "micromanage" the Company by infringing on the ability of the Company's Board and management to communicate with shareholders.

In other situations involving shareholder communications, the staff has recognized that shareholders proposals that are drafted so broadly as to impact a company's communications with shareholders on ordinary business matters are excludable under Rule 14a-8(i)(7). In *Peregrine Pharmaceuticals, Inc.* (July 16, 2013), the staff concurred with the exclusion of a shareholder proposal that sought to require the company to answer investor questions related to company operations on all public company conference calls in a specific manner. In *Peregrine*, the staff noted that "the proposal relates to the ability of shareholders to communicate with management, board members and consultants during conference calls. Proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under rule 14a-8(i)(7)."

The staff also has recognized that proposals attempting to restrict or regulate how and when a company solicits its shareholders implicate ordinary business matters. For example, in *General Motors Corp.* (Mar. 15, 2004), a proposal requested that, if "GM solicits shareholder votes, below the threshold number for a report to the Securities and Exchange Commission that the company provide the same list with complete contact information to the proponents of the shareholder proposals which the GM solicitation targets." The staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) "as relating to General Motors' ordinary business operations *(i.e.,* provision of additional proxy solicitation information)."

Like *Peregrine* and *General Motors*, the Proposal is drafted so broadly as to interfere with communications with shareholders during the proxy solicitation process and should be excludable under Rule 14a-8(i)(7).

B. The Proposal is distinguishable from traditional confidential voting proposals in that it seeks to micromanage communications with shareholders and proxy solicitation decision making.

While the Proposal is entitled "Confidential Voting" in order to ostensibly implicate a significant social policy issue, it does not in fact implicate a significant social policy. Rather, the Proposal simply would operate to broadly restrict communications between the Company and its shareholders by restricting the use of additional proxy solicitations. It also would limit the abilities of the Company's Board of Directors and management in its proxy solicitation decision-making by attempting to deny routine information necessary to make decisions. Thus, instead of implicating any significant policy issue, the Proposal interferes with the Company's ordinary communications with its shareholders, which are matters that implicate the Company's ordinary business operations.

We recognize that the staff has in the past treated proposals requesting adoption of a traditional confidential voting policy as implicating a significant policy issue, and therefore not excludable under Rule 14a-8(i)(7). However, the Proposal does not request adoption of a traditional confidential voting policy, but instead seeks "enhanced" standards that, as discussed above, relate to the Company's ordinary communications with its shareholders, thereby implicating ordinary business matters. The staff has consistently concurred that, even if a proposal touches upon a significant policy issue, a proposal remains excludable under Rule 14a-8(i)(7) if it also implicates ordinary business matters. *See Apache Corp.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (avail. Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method). Thus, because the Proposal applies broadly to communications that are part of a company's ordinary communications with its shareholders, the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

For the reasons set forth above, the Company believes that the Proposal may be excluded under Rules 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(7). The Company respectfully requests the staff's concurrence in the Company's view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the proxy statement for its 2014 annual meeting of shareholders.

We would be happy to provide the staff with additional information and answer any questions. In accordance with Staff Legal Bulletin 14F, Part F (Oct. 18, 2011), please send your response to this letter to me by e-mail at will.smith@rsac.com.

Sincerely,

William A. Smith II
Vice President, General Counsel and
Corporate Secretary

cc: John B. Beckman, Hogan Lovells US LLP
Alan L. Dye, Hogan Lovells US LLP
John Chevedden

EXHIBIT A

(see attached)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David H. Hannah
Chairman of the Board
Reliance Steel & Aluminum Co. (RS)
350 S. Grand Ave. Ste 5100
Los Angeles CA 90071

Rule 14a-8 Proposal

Dear Mr. Hannah,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via em*** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by em*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

November 22, 2013
Date

cc: Yvette M. Schiotis <YSchiotis@rsac.com>
Corporate Secretary
PH: 213-576-2467
PH: 213 687-7700
FX: 213 687-8792

[RS: Rule 14a-8 Proposal, November 22, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under NYSE rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes.

Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as ratification of stock options. As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern stock options or other bonus plans) are overwhelmingly more likely to win a vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, said our company had not yet adopted a full majority director election standard, greatly limiting the ability of shareholders to influence the make-up of our board. We did not have an independent board chairman and our lead director, Douglas Hayes, had 16-years long-tenure which was an independence concern and he was also on our audit committee. We had two inside directors – David Hannah and Gregg Mollins, our COO who had 16-years long-tenure. Leslie Waite had 36-years long-tenure and was on our audit committee. And Thomas Gimbel was an inside-related director.

GMI sadi Reliance Steel & Aluminum Co. had been flagged for its limited efforts in the identification and use of alternative energy sources. Our company had been flagged for its failure to establish specific environmental impact reduction targets, a critical practice for any company operating in a high environmental impact industry that is committed to its own long-term sustainability. Ideally our company would have already established links between its incentive pay policies for executives and the effective management of its social and environmental impacts.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by *** FISMA & OMB Memorandum M-07-16 ***



December 4, 2013

*Via Em****FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Defects under Rule 14a-8
Shareholder Proposal for Reliance Steel & Aluminum Co. 2014 Annual Meeting

Dear Mr. Chevedden:

We are in receipt of your e-mail dated November 22, 2013, which transmitted a shareholder proposal relating to confidential voting (the "*Proposal*") and a letter from you, both dated November 22, 2013. Your submission was received in our offices on November 22, 2013.

The purpose of this letter is to inform you that your submission does not comply with Rule 14a-8 under the Securities and Exchange Act of 1934 and therefore is not eligible for inclusion in our proxy statement for our 2014 annual meeting of shareholders. SEC regulations require us to bring these deficiencies to your attention.

Rule 14a-8(b) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. You have not provided any proof that you have continuously held, for the one-year period preceding and including the date the Proposal was submitted to us (November 22, 2013), shares of our common stock having at least $2,000 in market value or representing at least 1% of the outstanding shares of our common stock. Furthermore, our records do not list you as a record holder of our common stock. Because you are not a record holder of our common stock, you may substantiate your ownership in either of two ways:

1. you may provide a written statement from the record holder of the shares of our common stock beneficially owned by you, verifying that, on November 22, 2013, when you submitted the Proposal, you had continuously held, for at least one year, the requisite number or value of shares of our common stock; or

2. you may provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting your ownership of the requisite number or value of shares of our common stock as of or before the date on which the one-year eligibility period began, together with your

written statement that you continuously held the shares for the one-year period as of the date of the statement.

The staff of the SEC's Division of Corporation Finance has provided guidance to assist companies and shareholders with complying with Rule 14a-8(b)'s eligibility criteria. This guidance, contained in Staff Legal Bulletin No. 14F (October 19, 2011) and Staff Legal Bulletin No. 14G (October 16, 2012), clarifies that proof of ownership for Rule 14a-8(b) purposes must be provided by the "record holder" of the securities, which is either the person or entity listed on the Company's stock records as the owner of the securities or a DTC participant (or an affiliate of a DTC participant). A proponent who is not a record owner must therefore obtain the required written statement from the DTC participant through which the proponent's securities are held. If a proponent is not certain whether its broker or bank is a DTC participant, the proponent may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank that holds the proponent's securities is not on DTC's participant list, the proponent will need to obtain proof of ownership from the DTC participant through which its securities are held. If the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings, the proponent may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required number or value of securities had been continuously held by the proponent for at least one year preceding and including the date of submission of the proposal -- with one statement from the proponent's broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership.

In addition, the supporting statement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order for us to verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, please provide us a copy of the referenced GMI Ratings report.

For the Proposal to be eligible for inclusion in our proxy statement for our 2014 annual meeting of shareholders, the information requested above must be furnished to us electronically or be postmarked no later than 14 calendar days from the date you receive this letter. If the information is not provided, we may exclude the Proposal from our proxy statement pursuant to Rule 14a-8(f).

Please note that I was appointed Vice President, General Counsel and Secretary of Reliance Steel & Aluminum Co. on May 15, 2013. Accordingly, please address any response to me, rather than my predecessor Kay Rustand. My email address is will.smith@rsac.com. If you have any questions with respect to the foregoing, please contact me at 213-576-8832. In accordance with SEC Staff Legal Bulletin Nos. 14 and 14B, a copy of Rule 14a-8 is enclosed for your reference.

Sincerely,

William A. Smith II
Vice President, General Counsel and Corporate Secretary

enclosure

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]


SPINNAKER TRUST

Post-it® Fax Note 7671	Date 12-7-13	# of pages ▸
To William Smith	From John Chevedden	
Co./Dept.	Co.	
Phone #	*** FISMA & OMB Memorandum M-07-16 ***	
Fax # 213-687-8792	Fax #	

December 6, 2013

John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 50 shares of Reliance Steel & Aluminum Co., (RS) CUSIP #759509102 and have held them continuously since at least September 1, 2012.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust (DTC#2669) as master custodian for Spinnaker Trust.

Sincerely,

Karen C. Lowell
Chief Operating Officer

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com



December 6, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Reliance Steel & Aluminum Co., (RS) CUSIP #759509102 (Shareholder Resolution) Account *** FISMA & OMB Memorandum M-07-16 ***ust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of December 6, 2013, Spinnaker Trust held 50 shares of Reliance Steel & Aluminum Co., (RS) CUSIP #759509102.

The above account has continuously held at least 50 shares of RS common stock since at least September 1, 2012.

Sincerely,

Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114

Will Smith

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sa~~turday,~~ December 07, 2013 6:44 AM
To: Will Smith
Subject: Rule 14a-8 Proposal (RS) gmi`

Mr. Smith,
I hope this is useful in regard to GMI.
Sincerely,
John Chevedden

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.